

April 8, 2011

Mr. Ken Risk
President and Chairman of the Board
George Risk Industries, Inc.
802 South Elm
Kimball, NE 69145

      Re: George Risk Industries, Inc.
               Form 10-K for the Year Ended April 30, 2010
               Filed July 29, 2010
               File No. 000-05378

Dear Mr. Risk:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    /s/ Celeste Murphy For
                    Larry Spirgel
                    Assistant Director